November 9, 2020

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn:Anuja A. Majmudar Attorney-Advisor Office of Energy & Transportation

Re:	Paramount Gold Nevada Corp.

Registration Statement on Form S-3

Originally Filed May 29, 2020

File No. 333- 238803

Dear Ms Majmudar:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Paramount Gold Nevada Corp. hereby requests that the above-referenced registration statement be declared effective by the Securities and Exchange Commission on November 11, 2020 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact James T. Seery of Duane Morris LLP at (973) 424-2088 with any questions.  Also, please notify Mr. Seery when this request for effectiveness has been granted.

Sincerely,

/s/ Carlo Buffone

Carlo Buffone

Chief Financial Officer

cc:  James T. Seery, Duane Morris LLP